

September 28, 2010

Matthew C. Diamond
Chief Executive Officer
Alloy, Inc.
151 West 26th Street, 11th Floor
New York, NY 10001

> **Re:** **Alloy, Inc.**
> **Amended Schedule 13E-3**
> **Filed on September 22, 2010**
> **File No. 005-58053**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed on September 22, 2010**
> **File No. 000-26023**

Dear Mr. Diamond:

We have reviewed your response letter dated September 22, 2010, and the above-referenced filings, and have the following comments. Where prior comments are referenced, they refer to our letter dated September 15, 2010.

Schedule 14A

Summary Term Sheet, page 1

The Structure of the Merger and Merger Agreement, page 1

1. Although ultimately judged on the closing date of the merger, it appears from your disclosure in the first bullet on page 3, and in the third bullet on page 85, that you are not currently in compliance with the cash and cash equivalents closing condition. Please revise to briefly address the potential implications for the merger, and to summarize any recent discussions you have had with the filing persons regarding this closing condition.

Position of the Buyer Filing Persons as to the Fairness of the Merger, page 46

2. We note your response to prior comment 6. Please revise the last paragraph on page 48 to provide a more detailed description of the sum of the parts valuation conducted by the Buyer Filing Persons. For example, but without limitation, discuss the comparable companies, precedent transactions, and valuation ranges.

The Merger Agreement (Proposal No. 1), page 81

3.   Please revise the heading of the explanatory note to remove the statement that the representations, warranties and covenants in the merger agreement are not to be relied upon as public disclosure. See Exchange Act Release No. 34-51283 (March 1, 2005).

Important Information About Alloy, page 104

Financial Data, page 106

4.   You have incorporated by reference from your quarterly report on Form 10-Q for the quarter ended July 31, 2010, but have not included the summarized financial information specified in Item 1010(c) of Regulation M-A in the proxy statement. See Instruction 1 to Item 13 of Schedule 13E-3. Please revise.

Projected Financial Information, page 106

5.   We note that you have included non-GAAP financial measures in the projected financial information. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Security Ownership of Certain Beneficial Owners and Management, page 110

6.   Footnotes 9 and 10 disclaim beneficial ownership "except to the extent of [the beneficial owner's] pecuniary interest therein." Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

        If you have questions or comments please contact me at (202) 551-3428. If you require further assistance, you may contact Daniel F. Duchovny, Special Counsel, at (202) 551-3619. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        Evan S. Jacobson
                                        Attorney-Advisor
                                        Office of Mergers & Acquisitions

cc: Via Facsimile (212) 715-8085
        Richard H. Gilden, Esq.
        Kramer, Levin, Naftalis & Frankel LLP